Drill Rigs Move Into Dejour’s Kokopelli Project
Eight Well 2014 Program Includes Mancos Test

VANCOUVER, British Columbia August 27, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that 2014 development operations are underway at the Kokopelli Project (“Kokopelli’).

The new drill pad 21B has been completed including gas connection (please refer to our website for media) and drill pad 21A has been augmented to accommodate the drilling, equipping and utility of a water disposal well that will prove a significant economy to existing water disposal arrangements.

A Peter Martin ’conductor’ rig is engaged to complete the ’rat holes’ with 20” casing for eight new production wells and one water disposal well prior to the Frontier-28 rig moving in for sequential total depth drilling operations in mid-September.

The 2014 drill program is focused on developing significant new production from the liquids-rich Williams Fork formation (based at 8400’) and testing for production from the Mancos reservoir, in particular, the commerciality of deep Niobrara strata (estimated to base at 12,750’).

As previously reported, Dejour is fully carried for 25% of the first US$16 million in expenditures to maintain its 25% working interest in the Kokopelli Project. The final project budget (authorities for expenditure) should be completed shortly.

“We are pleased with this drill program profile at Kokopelli, as we anticipate the advent of large volumes of new gas, condensate and NGL production moving into well contracted sales lines during the peak seasonal commodity pricing regime. This production ramp, combined with the opportunity to test and produce the high pressure, rich Niobrara strata of the Mancos this season, makes this drill program by far the most important for Dejour to date. A successful campaign is expected to contribute significantly to the expansion of Dejour’s PDP reserve value and production base, further de-risk the engineering profile and improve project economics. Dejour is now poised to see Kokopelli become a significant liquids-rich multi zonal producing field,” states Robert L. Hodgkinson, Chairman and CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050	or	Craig Allison, 914-882-0960
Chairman & CEO		Investor Relations- New York

investor@dejour.com		callison@dejour.com